Via Facsimile and U.S. Mail
Mail Stop 6010

February 10, 2006

Mr. Robert M. Thornton, Jr.
Chief Executive Officer
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlonta, GA 30339

Re: **SunLink Health Systems, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2005
       Filed September 16, 2005
       File No. 001-12607

Dear Mr. Thornton:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and..., page 27

Critical Accounting Policies and Estimates, page 35

1. The disclosure for each critical estimate should provide greater insight into the quality and variability of information regarding financial condition and operating performance. For each estimates that are identified here, please provide the following in a disclosure-type format that may be included in your filings:
    - How management arrived at the estimate;

- How accurate management's estimate/assumption has been in the past, quantify changes in estimate in each period;
- Whether the estimate/assumption is reasonably likely to change in the future;
- Evaluate the sensitivity to change of critical accounting policies; and
- Disclose the amount of expense recognized in each period and where on the statement of operations the expense is reported.

Allowance for Doubtful Accounts, page 36

2. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
   a. Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, provide that fact and clarify how this affects your ability to estimate your allowance for bad debts.
   b. Please provide the amounts that are pending approval from third party payors, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.
   c. Clarify the "collection efforts" you make in collecting accounts receivable before they are written off.
   d. Provide the day's sales outstanding for each period presented. Explain the reasons for significant changes from the prior period.

Earnings before Income Taxes, Interest, Depreciation and Amortization, page 41

3. Item 10(e) of Regulation S-K allows the use of EBITDA for non-GAAP *liquidity* measures, but *not* for *performance* measures. If you intend to use EBITDA as a performance measure we believe you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Please tell us how you have met such burden and provide the information as required under Item 10(e) of Regulation S-K. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ), particularly questions 8 and 15.

Contractual Obligations, Commitments and Contingencies, page 43

4. Since your interest on debt, professional liability risks, and discontinued operations appear to require significant future cash outflows, please provide us a revised contractual obligations table that includes these items and the supplemental narrative discussions that will assist the investors to understand your cash requirements. Refer to Financial Reporting Release 72.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

3. Discontinued Operations, page F-12

Mountainsaide Medical Center, page F-12

5. Tell us what the noncurrent assets of Mountainside Medical Center at June 30, 2005 represent and why it is appropriate to continue to report this amount as an asset.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert M. Thornton, Jr.
SunLink Health Systems, Inc.
February 10, 2006
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant